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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NEON Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
640509105
(CUSIP Number)
Joseph W. Alsop
Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, MA 01730
(617) 280-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	640509105	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Progress Software Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
04-2746201

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Commonwealth of Massachusetts

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,683,868 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,683,868 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,683,868 (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.5% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	640509105	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Noble Acquisition Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,683,868 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,683,868 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,683,868 (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.5% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	640509105	Page	4	of	11

1	NAMES OF REPORTING PERSONS: John J. Moores

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	7	SOLE VOTING POWER:

NUMBER OF		3,458,303

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		744,265

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,458,303

WITH	10	SHARED DISPOSITIVE POWER:

		744,265

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,202,568

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	43.9%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed on December 29, 2005 by Progress Software Corporation, a Massachusetts corporation, and Noble Acquisition Corp., a Delaware corporation (the “Purchaser”), relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock (the “Shares”) of NEON Systems, Inc., a Delaware corporation, for $6.20 per Share, net to the seller in cash, and certain agreements entered into in connection therewith, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2005, as amended, and in the related Letter of Transmittal (which as amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings assigned to them in the Schedule 13D.
Item 2. Identity and Background.
The first and second paragraphs of Item 2 of the Schedule 13D are hereby amended to read in their entirety as follows:
“This Statement is filed by Progress Software Corporation, a Massachusetts corporation (“Progress”), Noble Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Progress, and John J. Moores.
The principal executive offices of Progress and the Purchaser are located at 14 Oak Park, Bedford, Massachusetts 01730. The business address of John J. Moores is 12680 High Bluff Drive, #200, San Diego, California 92130. Mr. Moores’ present principal occupation is investor and Mr. Moores is a citizen of the United States.”
The fifth paragraph of Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:
“(d) and (e) During the last five years, neither Progress nor the Purchaser, nor, to the best of their knowledge, any person identified in Schedules I or II has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, John J. Moores has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 5. Interest in Securities of the Issuer.
     The first paragraph of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “The Company has informed us that, as of December 16, 2005, there were 9,569,041 Shares issued and outstanding. At that date, the Voting Agreement Signatories (as defined below) collectively beneficially owned 4,216,368 outstanding Shares, representing approximately 44.1% of the Shares outstanding, not including Shares that are issuable upon exercise of options and/or warrants, as of December 16, 2005. John J. Moores, one of the Voting Agreement Signatories, beneficially owned 4,202,568 outstanding Shares, representing approximately 43.9% of the Shares outstanding, not including Shares that are issuable upon exercise of options and/or warrants, as of December 16, 2005. Of such 4,202,568 outstanding Shares, Mr. Moores has sole voting and dispositive power with respect to 3,458,303 outstanding Shares and shared voting and dispositive power with various trusts and other entities with respect to 744,265 outstanding Shares. This Statement assumes that options to purchase 1,467,500 shares of common stock held by Voting Agreement Signatories are exercisable in full within sixty days of the date of this Statement (the “Exercisable Options”). None of such Exercisable Options are held by John J. Moores. The Voting Agreement Signatories collectively beneficially own 5,683,868 Shares (including Exercisable Options), representing approximately 51.5% of the Shares outstanding if beneficial ownership is reported in accordance with Rule 13d-3 promulgated under the Exchange Act.”

Item 7. Materials To Be Filed As Exhibits.
The following document is filed as an exhibit:

99.5	Joint Filing Agreement of Progress, the Purchaser and John J. Moores dated January 31, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: January 31, 2006

Progress Software Corporation
By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer

Noble Acquisition Corp.
By:	/s/ Norman R.Robertson
Norman R. Robertson
Treasurer

/s/ John J. Moores

John J. Moores, individually, and in his capacity as trustee or officer of each of the following trusts, corporations or other entities, as applicable:

John Moores & Rebecca Moores TR UA Dec 28 01 Andrew Olfson Trust

John J. Moores & Rebecca Baas Moores & Lanny Schulman TR UA Jan 28 91 Anthony Kent Moores 1991 Trust

Evelyn Dixon & Rebecca Moores & John J. Moores TR UA 1 28 91 FBO Anthony Moores 1991 Trust

Evelyn Dixon & Rebecca Moores & John J. Moores TR UA 10 6 94 FBO Avery K. Moores 1994 Trust

Lanny Schulman & John Moores & Rebecca Moores TTEES FBO Avery Katherine Moores 1994 Trust

Evelyn Dixon & Rebecca Moores & John J. Moores TR UA 5 6 93 FBO Barry A. Moores 1993 Trust

Lanny Schulman & John Moores & Rebecca Moores TTEE FBO Barry Alexander Moores 1993 Trust

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Jan 28 92 Barry Owen Moores 1991 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 1 28 91 FBO Barry Owen Moores 1991 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 12 30 96 FBO Benjamin H. Moores 1996 Trust

Lanny Schulman & John Moores & Rebecca Moores TTEES FBO Benjamin Hunter Moores 1996 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 12 29 90 FBO Britton L Baas 1990 Trust

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 29 90 Britton Lee Baas 1990 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA Dec 29 90 Christopher N Baas 1990 Trust

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 29 90 Christopher Nathan Baas Trust

John Moores & Rebecca Moores TR UA Jul 15 99 Earl Wiley Pantley Trust

John Moores & Rebecca Moores TR UA Jul 15 99 Edward Douglas Pantley Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 12 29 90 FBO Jason B Schulman 1990 Trust

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 29 90 Jason Brian Schulman 1990 Trust

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 31 86 Jennifer Ann Moores Trust

JMI Services, Inc.

Lanny Schulman & Rebecca Moores & John J Moores as TTEES FBO John J Moores Jr Trust DTD 12/31/86

John Jay Moores & Rebecca Ann Moores Co-TTEES UDT 5/22/03 John Jay Moores & Rebecca Ann Moores Family Trust

John J. Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 31 86 John Jay Moores Jr Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 12 29 90 FBO Melissa K Moores 1990 Trust

John Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 29 90 Melissa Kristen Moores 1990 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 1 28 91 FBO Michael & Debra Baas 1991 Trust

John J. Moores & Rebecca Baas Moores & Lanny Schulman TR UA Jan 28 92 Michael Baas & Deborah Baas 1991 Trust

John Moores & Rebecca Baas Moores & Lanny Schulman TR UA Jan 28 91 Molly Moores Schulman 1991 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 1 28 91 FBO Molly Moores Schulman 1991 Trust

Lanny Schulman & Rebecca Baas Moores & John J. Moores TR FBO Jennifer Ann Moores DTD 12 31 86

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Jan 28 91 Patrick Baas & Rosario Baas 1991 Trust

Evelyn Dixon & Rebecca Moores & John J. Moores TR UA 1 28 91 FBO Patrick Rosario Baas 1991 Trust

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 29 90 Rachel Erin Schulman 1990 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 12 29 90 FBO Rosanne E Baas 1990 Trust

John J. Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 29 90 Rosanne Elaine Baas 1990 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 12 29 90 FBO Seth J Baas 1990 Trust

John J Moores & Rebecca Baas Moores & Lanny Schulman TR UA Dec 29 90 Seth Joseph Baas 1990 Trust

Evelyn Dixon & Rebecca Moores & John J Moores TR UA 12 29 90 FBO Rachel E Schulman

John Jay Moores & Rebecca Ann Moores Co-TTEES UDT 5/22/03 John Jay Moores & Rebecca Ann Moores Family Trust

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Agreement and Plan of Merger dated December 19, 2005 among Progress, the Purchaser and the Company (Exhibit 99.1 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.2	Form of Voting and Tender Agreement, dated December 19, 2005, by and among Progress, the Purchaser and each of Mark J. Cresswell, Brian D. Helman, Chris Garner, Jerry Paladino, Shelby R. Fike, Robert Evelyn, Richard Holcomb, George H. Ellis, David F. Cary, Loretta Cross, William W. Wilson III, John J. Moores and 39 trusts and other entities affiliated with John J. Moores (Exhibit 99.2 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.3	Form of Offer to Purchase dated December 29, 2005, as amended (Exhibit (a)(1)(A) to the Schedule TO-T/A filed by Progress and the Purchaser with the SEC on January 19, 2006 and incorporated herein by reference).

99.4	Form of Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO-T filed by Progress and the Purchaser with the SEC on December 29, 2005 and incorporated herein by reference).

99.5	Joint Filing Agreement of Progress, the Purchaser and John J. Moores dated January 31, 2006.